SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

4 January 2005



05005723

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 31 December 2004, Re: Silverstone Corporation Berhad ("SCB") - Debt and Corporate Restructuring Exercise of SCB and its subsidiaries 1) Proposed variation to : 1.1) Redemption date of the zero-coupon redeemable secured RM denominated bonds; and 1.2) Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts; 2) Proposed variation to the calculation for penalty interest; and 3) Proposed waiver of early payment of redemption/repayment amount of RM4.78 million due on 31 December 2005 for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 31/12/2004 04:44:11 PM
Reference No SC-041231-FF063

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SILVERSTONE CORPORATION BERHAD
* Stock name	:	SILSTON
* Stock code	:	5061
* Contact person	:	WONG PHOOI LIN
* Designation	:	SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF SCB AND ITS SUBSIDIARIES

1. PROPOSED VARIATION TO:

1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS;

1.2 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS;

2. PROPOSED VARIATION TO THE CALCULATION FOR PENALTY INTEREST;

3. PROPOSED WAIVER OF EARLY PAYMENT OF REDEMPTION/REPAYMENT AMOUNT OF RM4.78 MILLION DUE ON 31 DECEMBER 2005

("PROPOSED VARIATIONS")

* **Contents :-**

The Board of Directors of SCB wishes to announce that the Securities Commission has on 30 December 2004 approved the Proposed Variations, details of which have been announced on 23 November 2004 and 16 December 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

....

Secretary

31 DEC 2004